Exhibit 11

Fully Diluted Earnings Per Common Share and Fully Diluted Average Common Shares Outstanding

     For fully diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of fully diluted earnings per share in periods in which the effect would be antidilutive.

     Fully diluted earnings per common share was determined as follows (shares in thousands, dollars in millions except per-share information):

                                                       Three Months Ended    Six Months Ended
                                                            June 30              June 30
                                                     -------------------   -------------------
                                                       1997       1996       1997       1996
                                                     --------   --------   --------   --------
Average common shares outstanding ................    720,020    600,924    725,188    600,741


Dilutive effect of
           Convertible preferred stock ...........      3,896      4,108      3,896      4,108
           Stock options .........................     19,713      5,710     21,110      5,953
                                                     --------   --------   --------   --------

Total fully dilutive shares ......................    743,629    610,742    750,194    610,802
                                                     ========   ========   ========   ========


Income available to common shareholders ..........   $    759   $    601   $  1,464   $  1,110
Preferred dividends paid on dilutive convertible
            preferred stock ......................          1          2          3          4
                                                     --------   --------   --------   --------
Total net income available for common shareholders
            adjusted for full dilution ...........   $    760   $    603   $  1,467   $  1,114
                                                     ========   ========   ========   ========

Fully diluted earnings per share .................   $   1.02   $    .99   $   1.96   $   1.82
                                                     --------   --------   --------   --------